SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 14th, 2015

DATE, TIME AND PLACE: April 14nd, 2015, at 2:15pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the election of the Chairman of the Board of Directors; (2) To resolve on the election of the Secretary of the Board of Directors; (3) To resolve on the composition of the Statutory Audit Committee; (4) To resolve on the composition of the Control and Risks Committee; and (5) To resolve on the composition of the Compensation Committee.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) The Board of Directors indicated and elected Mr. Franco Bertone for the position of Chairman of the Board of Directors of the Company, with mandate until the Annual Shareholders Meeting of the Company which shall be held in the year of 2017;

(2) The Board of Directors, according to its Internal Rules, indicated and elected Mr. Jaques Horn, Company’s Legal Officer, to exercise the duties of the Secretary of the Board of Directors of the Company, until the first Board Meeting to be held after the Annual Shareholders Meeting of the Company of the year of 2017;
(3) The Board of Directors indicated and elected Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker and Herculano Aníbal Alves to compose the Statutory Audit Committee. All Board Members hereby elected to compose the Statutory Audit Committee will be in the office until the Annual Shareholders Meeting to be held in the year of 2017;

(4) The Board of Directors indicated and elected Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone e Piergiorgio Peluso to compose the Control and Risks Committee. All Board Members hereby elected to compose the Control and Risks Committee will be in the office until the Annual Shareholders Meeting to be held in the year of 2017; and

(5) The Board of Directors indicated and elected Messrs. Francesca Petralia, Manoel Horacio Francisco da Silva and Oscar Cicchetti to compose the Compensation Committee. All Board Members hereby elected to compose the Compensation Committee will be in the office until the Annual Shareholders Meeting to be held in the year of 2017.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 14th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 14, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.